Registration No.  333-235470
                                                          1940 Act No. 811-05903

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No. 1 to Form S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                    FT 8481

B.    Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on January 16, 2020 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________


                  Target Dvd. Triple Play 1Q '20 - Term 4/9/21

                                    FT 8481

FT 8481 is a series of a unit investment trust, the FT Series. FT 8481 consists of a single portfolio known as Target Dvd. Triple Play 1Q '20 - Term 4/9/21 (Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series) (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities"). The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                  800-621-1675


                The date of this prospectus is January 16, 2020

                               Table of Contents

Summary of Essential Information                                               3
Fee Table                                                                      4
Report of Independent Registered Public Accounting Firm                        5
Statement of Net Assets                                                        6
Schedule of Investments                                                        7
The FT Series                                                                 11
Portfolio                                                                     12
Risk Factors                                                                  14
Backtested Hypothetical Performance Information                               16
Public Offering                                                               17
Distribution of Units                                                         20
The Sponsor's Profits                                                         21
The Secondary Market                                                          21
How We Purchase Units                                                         21
Expenses and Charges                                                          21
Tax Status                                                                    22
Retirement Plans                                                              24
Rights of Unit Holders                                                        24
Income and Capital Distributions                                              25
Redeeming Your Units                                                          26
Investing in a New Trust                                                      27
Removing Securities from the Trust                                            27
Amending or Terminating the Indenture                                         28
Information on the Sponsor, Trustee and Evaluator                             28
Other Information                                                             29

                  Summary of Essential Information (Unaudited)

         Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series
                                    FT 8481


   At the Opening of Business on the Initial Date of Deposit-January 16, 2020


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                       15,762
Fractional Undivided Interest in the Trust per Unit (1)                                                         1/15,762
Public Offering Price:
Public Offering Price per Unit (2)                                                                            $   10.000
   Less Initial Sales Charge per Unit (3)                                                                          (.000)
                                                                                                              __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                    10.000
   Less Deferred Sales Charge per Unit (3)                                                                         (.135)
                                                                                                              __________
Redemption Price per Unit (5)                                                                                      9.865
   Less Creation and Development Fee per Unit (3)(5)                                                               (.050)
   Less Organization Costs per Unit (5)                                                                            (.036)
                                                                                                              __________
Net Asset Value per Unit                                                                                      $    9.779
                                                                                                              ==========
Cash CUSIP Number                                                                                             30312Y 188
Reinvestment CUSIP Number                                                                                     30312Y 196
Fee Account Cash CUSIP Number                                                                                 30312Y 204
Fee Account Reinvestment CUSIP Number                                                                         30312Y 212
Pricing Line Product Code                                                                                         128254
Ticker Symbol                                                                                                     FQJNQX



First Settlement Date                                          January 21, 2020
Mandatory Termination Date (6)                                 April 9, 2021
Income Distribution Record Date                                Tenth day of each month, commencing February 10, 2020.
Income Distribution Date (7)                                   Twenty-fifth day of each month, commencing February 25, 2020.
_____________

(1) As of the Evaluation Time on January 17, 2020, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                     Amount
                                                                                                                     per Unit
                                                                                                                     ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
   Initial sales charge                                                                                  0.00%(a)    $.000
   Deferred sales charge                                                                                 1.35%(b)    $.135
   Creation and development fee                                                                          0.50%(c)    $.050
                                                                                                         _____       _____
   Maximum sales charge (including creation and development fee)                                         1.85%       $.185
                                                                                                         =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                          .360%(d)    $.0360
                                                                                                         =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                                .059%       $.0060
   Trustee's fee and other operating expenses                                                            .126%(f)    $.0127
                                                                                                         _____       ______
      Total                                                                                              .185%       $.0187
                                                                                                         =====       ======

                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

           1 Year       3 Years      5 Years      10 Years
           ______       _______      _______      ________
           $240         $738         $1,018       $2,200

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which include a one-time licensing fee, will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

            Report of Independent Registered Public Accounting Firm



To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8481

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 8481, comprising Target Dvd. Triple Play 1Q '20 - Term 4/9/21 (Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series) (the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on January 16, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on January 16, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on January 16, 2020, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 16, 2020

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

         Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series
                                    FT 8481


   At the Opening of Business on the Initial Date of Deposit-January 16, 2020


                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                          $157,624
Less liability for reimbursement to Sponsor for organization costs (3)                                          (567)
Less liability for deferred sales charge (4)                                                                  (2,128)
Less liability for creation and development fee (5)                                                             (788)
                                                                                                            ________
Net assets                                                                                                  $154,141
                                                                                                            ========
Units outstanding                                                                                             15,762
Net asset value per Unit (6)                                                                                $  9.779

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $157,624
Less maximum sales charge (7)                                                                                 (2,916)
Less estimated reimbursement to Sponsor for organization costs (3)                                              (567)
                                                                                                            ________
Net assets                                                                                                  $154,141
                                                                                                            ========
______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 9, 2021.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0360 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on April 20, 2020 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 19, 2020. If Unit holders redeem Units before June 19, 2020, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

         Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series
                                    FT 8481


                       At the Opening of Business on the
                    Initial Date of Deposit-January 16, 2020


                                                                                Percentage
                                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares     Share       the Trust (2)
___________________________________                                             ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Communication Services (5.56%):
BCE        BCE Inc. +                                                              1.10%          37       $  46.83     $  1,733
OMC        Omnicom Group Inc.                                                      2.22%          44          79.46        3,496
VZ         Verizon Communications Inc.                                             2.24%          60          59.10        3,546
Consumer Discretionary (7.38%):
CBRL       Cracker Barrel Old Country Store, Inc.                                  1.13%          11         162.63        1,789
FL         Foot Locker, Inc.                                                       1.12%          45          39.09        1,759
GPC        Genuine Parts Company                                                   2.45%          39          99.30        3,872
TGT        Target Corporation                                                      1.34%          18         117.00        2,106
VFC        V.F. Corporation                                                        1.34%          22          95.71        2,106
Consumer Staples (15.60%):
ADM        Archer-Daniels-Midland Company                                          1.32%          47          44.39        2,086
GIS        General Mills, Inc.                                                     1.12%          33          53.37        1,761
HSY        The Hershey Company                                                     1.13%          12         148.51        1,782
HRL        Hormel Foods Corporation                                                1.32%          46          45.30        2,084
SJM        The J.M. Smucker Company                                                1.13%          17         104.55        1,777
MDLZ       Mondelez International, Inc.                                            1.11%          32          54.74        1,752
PEP        PepsiCo, Inc.                                                           2.47%          28         139.20        3,898
SYY        Sysco Corporation                                                       1.10%          21          82.65        1,736
UL         Unilever Plc (ADR) +                                                    1.12%          31          56.80        1,761
WBA        Walgreens Boots Alliance, Inc.                                          2.46%          71          54.43        3,865
WMT        Walmart, Inc.                                                           1.32%          18         115.28        2,075
Energy (9.35%):
CNQ        Canadian Natural Resources Limited +                                    1.11%          55          31.85        1,752
CVX        Chevron Corporation                                                     1.33%          18         116.13        2,090
XOM        Exxon Mobil Corporation                                                 1.32%          30          69.09        2,073
MPC        Marathon Petroleum Corporation                                          1.11%          30          58.13        1,744
PSX        Phillips 66                                                             2.26%          34         104.89        3,566
RDS/B      Royal Dutch Shell Plc (Class B) (ADR) +                                 1.11%          29          60.42        1,752
VLO        Valero Energy Corporation                                               1.11%          19          92.26        1,753
Financials (21.95%):
AFL        Aflac Incorporated                                                      2.42%          73          52.30        3,818
CINF       Cincinnati Financial Corporation                                        1.34%          20         105.40        2,108
CMA        Comerica Incorporated                                                   1.10%          26          66.98        1,741
FAF        First American Financial Corporation                                    1.12%          30          59.08        1,772
BEN        Franklin Resources, Inc.                                                1.34%          84          25.12        2,110
HIG        The Hartford Financial Services Group, Inc.                             1.10%          29          59.60        1,728

                       Schedule of Investments (cont'd.)

         Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series
                                    FT 8481


                       At the Opening of Business on the
                    Initial Date of Deposit-January 16, 2020


                                                                                Percentage
                                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares     Share       the Trust (2)
___________________________________                                             ____________    ______     _________   _____________
Financials (cont'd.):
HBAN       Huntington Bancshares Incorporated                                      1.11%         121       $  14.46     $  1,750
JHG        Janus Henderson Group Plc +                                             1.11%          70          24.97        1,748
KEY        KeyCorp                                                                 1.11%          91          19.17        1,744
PNC        The PNC Financial Services Group, Inc.                                  1.08%          11         154.08        1,695
PFG        Principal Financial Group, Inc.                                         1.12%          32          55.21        1,767
PRU        Prudential Financial, Inc.                                              1.14%          19          94.32        1,792
RF         Regions Financial Corporation                                           1.11%         107          16.31        1,745
TROW       T. Rowe Price Group, Inc.                                               1.32%          16         130.15        2,082
USB        U.S. Bancorp                                                            1.12%          32          54.97        1,759
UNM        Unum Group                                                              1.11%          61          28.57        1,743
WFC        Wells Fargo & Company                                                   2.20%          72          48.32        3,480
Health Care (5.77%):
GSK        GlaxoSmithKline Plc (ADR) +                                             1.12%          37          47.61        1,762
JNJ        Johnson & Johnson                                                       2.43%          26         147.01        3,822
PFE        Pfizer Inc.                                                             2.22%          86          40.67        3,498
Industrials (17.07%):
MMM        3M Company                                                              1.37%          12         179.78        2,157
AOS        A.O. Smith Corporation                                                  1.33%          45          46.61        2,097
CAT        Caterpillar Inc.                                                        2.40%          26         145.57        3,785
CMI        Cummins Inc.                                                            2.18%          20         172.61        3,452
ETN        Eaton Corporation Plc +                                                 1.13%          19          93.90        1,784
EMR        Emerson Electric Co.                                                    1.31%          27          76.66        2,070
GD         General Dynamics Corporation                                            2.53%          22         181.61        3,995
LMT        Lockheed Martin Corporation                                             1.07%           4         420.95        1,684
MSM        MSC Industrial Direct Co., Inc. (Class A)                               1.12%          23          76.95        1,770
PNR        Pentair Plc +                                                           1.34%          46          45.84        2,109
GWW        W.W. Grainger, Inc.                                                     1.29%           6         339.27        2,036
Information Technology (6.68%):
HPE        Hewlett Packard Enterprise Company                                      1.11%         113          15.49        1,750
HPQ        HP Inc.                                                                 1.11%          82          21.42        1,756
INTC       Intel Corporation                                                       1.12%          30          58.94        1,768
IBM        International Business Machines Corporation                             1.13%          13         136.62        1,776
NTAP       NetApp, Inc.                                                            1.10%          27          64.19        1,733
PAYX       Paychex, Inc.                                                           1.11%          20          87.37        1,747

                       Schedule of Investments (cont'd.)

         Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series
                                    FT 8481

                       At the Opening of Business on the
                    Initial Date of Deposit-January 16, 2020


                                                                                Percentage
                                                                                of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                               Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares     Share       the Trust (2)
___________________________________                                             ____________    ______     _________   _____________
Materials (10.64%):
APD        Air Products and Chemicals, Inc.                                        1.34%           9       $ 235.46     $  2,119
EMN        Eastman Chemical Company                                                1.11%          23          76.20        1,753
IP         International Paper Company                                             1.10%          39          44.50        1,735
LIN        Linde Plc +                                                             1.34%          10         211.44        2,114
LYB        LyondellBasell Industries N.V. +                                        1.10%          19          91.19        1,733
NUE        Nucor Corporation                                                       2.44%          72          53.43        3,847
SON        Sonoco Products Company                                                 1.10%          29          59.54        1,727
WRK        WestRock Company                                                        1.11%          41          42.65        1,749
                                                                                 _______                                ________
           Total Investments                                                     100.00%                                $157,624
                                                                                 =======                                ========
______________

See "Notes to Schedule of Investments" on page 10.

Page 9



                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 16, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $158,312 and $688, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 11.58% of the investments of the Trust (consisting of Canada, 2.21%; Ireland, 1.13%; The Netherlands, 2.21% and
United Kingdom, 6.03%).

+   This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ADR on the over-the-counter market or on a U.S. national securities exchange.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 8481, consists of a single portfolio known as Target Dvd. Triple Play 1Q '20 - Term 4/9/21 (Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series).

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average total return. Under normal circumstances, the Trust will invest at least 80% of its assets in dividend-paying securities.

The Trust is a unit investment trust which consists of an approximately equal weighting between three strategies - The S&P Dividend Aristocrats Target 25 Strategy, the Target High Quality Dividend Strategy and the Value Line (R) Target Safety 30 Strategy. It invests in a fixed portfolio of stocks which are selected by applying predetermined screens and factors and holds the stocks for approximately 15 months.

The composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately one-third of the portfolio is composed of common stocks which comprise the S&P Dividend Aristocrats Target 25 Strategy;

- Approximately one-third of the portfolio is composed of common stocks which comprise the Target High Quality Dividend Strategy; and

- Approximately one-third of the portfolio is composed of common stocks which comprise the Value Line (R) Target Safety 30 Strategy.

S&P Dividend Aristocrats Target 25 Strategy.

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500 (R) Dividend Aristocrats (R) Index. The index consists of companies from the S&P 500 (R) Index that have increased dividends every year for at least 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:


- We begin with all stocks contained in the S&P 500 (R) Dividend Aristocrats
(R) Index as of seven business days prior to the date of this prospectus. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.


- We rank each stock on three equally-weighted factors:

  - Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

  - Price-to-cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

  - Return-on-assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

- We rank each of the companies by their combined factor scores.

- We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.

Target High Quality Dividend Strategy.


- Begin with the 1,000 stocks with the largest market capitalization as of seven business days prior to the Initial Date of Deposit which trade on a U.S. exchange, excluding real estate investment trusts ("REITs"), American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.


- Select only those stocks that meet the following criteria:

  - Minimum three month average daily trading volume of $2.5 million.

  -  Three consecutive years of dividend increases.

- Screen for quality on the following factors:

  -  Net debt/assets of less than 50%.

  - Three-year payout ratio of less than 50% of earnings.

  - Positive free cash flow after dividends for the trailing 12 months.

- Purchase an approximately equally-weighted portfolio of the 30 stocks with the highest dividend yield, subject to a maximum of nine stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose.

Value Line (R) Target Safety 30 Strategy.

Value Line (R) ranks approximately 1,700 stocks which represent approximately 90% of the trading volume on all U.S. stock exchanges. The Value Line (R) Safety rank measures the total risk of a stock relative to the other stocks in the Value Line (R) universe. Value Line (R) bases their Safety rankings from #1 through #5 on various factors including price stability and financial strength. Stocks rated #1 or #2 tend to be less volatile than those rated #4 or #5. The Value Line (R) Target Safety 30 Strategy invests in 30 companies that Value Line (R) gives a #1 or #2 ranking for Safety TM.

The Value Line (R) Target Safety 30 Strategy stocks are determined as follows:


- Begin with all stocks or American Depositary Receipts/ADRs that Value Line
(R) gives a #1 and #2 ranking for Safety(TM) as of seven business days prior to the date of the prospectus.


- Eliminate business development companies, regulated investment companies, limited partnerships, real estate investment trusts and companies that do not trade on U.S. exchanges.

- Select companies with a market capitalization greater than $1 billion and a three month average daily dollar volume greater than $5 million.

- Select companies with an indicated dividend yield above 2%.

- Eliminate companies that do not have positive free cash flow after subtracting dividends and those that do not have return on equity above 10%.

- Rank all of the remaining companies on price volatility and price to cash flow. These rankings are separate, but equally weighted. Companies with lower price volatility and lower, but positive, price to cash flow receive higher rankings.

- Purchase an approximately equally weighted portfolio of the 30 eligible stocks with the best overall ranking subject to a maximum of six stocks in any one of the major GICS (R) market sectors. If, through the selection process, the stocks selected would cause the Trust to exceed the six stocks in any one GICS (R) sector limitation, the lowest ranked stock or stocks from that GICS
(R) sector will be replaced with the next highest ranked stock or stocks in any of the other GICS (R) sectors. In the event of a tie, the stock with lower price to cash flow is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Trust is considered to be a Large-Cap Value Trust.


Other Considerations.

Please note that we applied the strategies which make up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in the Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" are not eligible for inclusion in the Trust's portfolio.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The S&P 500(R) Dividend Aristocrats(R) Index is a product of S&P Dow Jones Indices LLC or its affiliates ("SPDJI") and has been licensed for use by First Trust Portfolios L.P. Standard & Poor's(R) and S&P(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones(R) is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Target Dividend Triple Play Portfolio, which contains the S&P Dividend Aristocrats Target 25 Strategy, is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey," "Timeliness" and "Safety" are trademarks or registered trademarks of Value Line, Inc. ("Value Line") and have been licensed for use for certain purposes by First Trust Portfolios L.P. and/or First Trust Advisors L.P. This product is not sponsored, endorsed, recommended, sold or promoted by Value Line and Value Line makes no representation regarding the advisability of investing in products utilizing such strategy. First Trust Portfolios L.P. and/or First Trust Advisors L.P. are not affiliated with any Value Line company.

The publisher of the S&P 500 (R) Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

       Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategy which comprises the Trust ("Target Dividend Triple Play Strategy") and the actual performance of the S&P 500(R) Index in each of the full years listed below (and as of the most recent month). The Trust did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Target Dividend Triple Play Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally-weighted in all stocks comprising the Target Dividend Triple Play Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Target Dividend Triple Play Strategy underperformed the S&P 500(R) Index in certain years, and we cannot guarantee that the Trust will outperform the S&P 500(R) Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P 500(R) Index has been included for comparison purposes only.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

The index is unmanaged, not subject to fees and not available for direct investment.

                COMPARISON OF HYPOTHETICAL
                      TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

               Hypothetical
              Strategy Total             Index
               Returns(1)(3)        Total Returns(3)
           _________________________________________

           Target Dividend Triple      S&P 500(R)
Year           Play Strategy              Index
____       ______________________      __________
2000               14.42%                -9.10%
2001               16.46%               -11.88%
2002               -8.82%               -22.09%
2003               20.17%                28.65%
2004               17.67%                10.87%
2005                3.57%                 4.90%
2006               17.33%                15.76%
2007                0.63%                 5.56%
2008              -26.72%               -36.99%
2009               30.22%                26.46%
2010               12.76%                15.08%
2011                8.76%                 2.08%
2012               11.73%                15.98%
2013               37.69%                32.36%
2014               11.61%                13.66%
2015               -3.75%                 1.38%
2016               14.74%                11.93%
2017               18.65%                21.80%
2018               -8.30%                -4.39%
2019               26.10%                31.45%

____________

(1) The Target Dividend Triple Play Strategy stocks for a given year consist of the common stocks selected by applying the Target Dividend Triple Play Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Target Dividend Triple Play Strategy would have hypothetically achieved an average annual total return of 9.72%. In addition, over the full years listed above, the Target Dividend Triple Play Strategy would have hypothetically achieved a greater average annual total return than the S&P 500(R) Index, which was 6.05%.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as confirmed by Bloomberg L.P. and FactSet.

             HYPOTHETICAL COMPARISON OF
              ANNUAL RETURN FOR PERIODS
              ENDING DECEMBER 31, 2019

            Hypothetical       S&P 500(R) Index
          Strategy Average          Average
Period     Annual Return         Annual Return
______    ________________    _________________
1 Year       26.10%               31.45%
5 Year        8.67%               11.68%
10 Year      12.30%               13.54%


   Past performance is no guarantee of future results.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of the Trust under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 20, 2020 through June 19, 2020. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the

Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The

Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $425 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2018, the total partners' capital of First Trust Portfolios L.P. was $44,255,416.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                    This page is intentionally left blank.

Page 31


                                 FIRST TRUST(R)

                  Target Dvd. Triple Play 1Q '20 - Term 4/9/21
                                    FT 8481

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132

  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


               - Securities Act of 1933 (file no. 333-235470) and


               - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                January 16, 2020


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 8481 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 16, 2020. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                                      1
Value Line Publishing LLC                                                      2
Risk Factors
   Securities                                                                  2
   Dividends                                                                   2
   Foreign Issuers                                                             3
   Small and/or Mid Capitalization Companies                                   4
Securities
   S&P Dividend Aristocrats Target 25 Strategy Stocks                          4
   Target High Quality Dividend Strategy Stocks                                5
   Value Line (R) Target Safety 30 Strategy Stocks                             7

Dow Jones & Company, Inc.

The S&P 500(R) Dividend Aristocrats Index ("Licensed Index") is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by First Trust Portfolios L.P. Standard & Poor's(R) and S&P(R) Dividend Aristocrats are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones(R) is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Target Dividend Triple Play Portfolio, which contains the S&P Dividend Aristocrats Target 25 Strategy, is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Index is the licensing of such index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Index is determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trust. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trust into consideration in determining, composing or calculating the Licensed Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trust. There is no assurance that investment products based on the Licensed Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to the Trust, but which may be similar to and competitive with the Trust. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500(R) Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEX OR ANY DATA RELATED THERETO OR

ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Safety(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Safety Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities

The following information describes the Securities selected through the application of each of the Strategies which comprise a portion of the Trust as described in the prospectus.

              S&P Dividend Aristocrats Target 25 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides individual and institutional investors worldwide with a broad range of investment products and services designed to meet varying investment objectives. The company provides services to high net worth individuals as well as investors in retirement and mutual funds.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Linde Plc, headquartered in Guildford, England, is an industrial gas company. The company's products are used in a variety of industries, including the petrochemicals, mining, medicine, food and aerospace industries.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Pentair Plc, incorporated in Ireland and headquartered in London, England, together with its subsidiaries, is a water industrial manufacturing company. The company offers globally sustainable water solutions for residential, industrial, commercial, agricultural and infrastructure applications.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

V.F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair and operating supplies, services and related information. The company provides its services to commercial, industrial, contractor and institutional markets globally.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.


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Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Comerica Incorporated, headquartered in Dallas, Texas, conducts a general commercial banking business in the United States, Canada and Mexico. The company's services include corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

Cummins Inc., headquartered in Columbus, Indiana, is an engine manufacturer. The company designs, manufactures and services diesel and natural gas engines and engine-related products.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global specialty chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Hewlett Packard Enterprise Company, headquartered in San Jose, California, is a technology solutions provider offering servers, management software, storage solutions and networking products to business enterprises. The company also offers consultation, outsourcing and support services.

HP Inc., headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, is a multi-state regional bank holding company. Through its subsidiaries, the company provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, investment management, trust services and other financial products and services.

International Paper Company, headquartered in Memphis, Tennessee, manufactures printing and writing paper, pulp, tissue, paperboard and packaging products. In addition to printing and advertising, the company's products are used in food and cosmetic packaging, filtration products and containerboards. The company sells its products primarily in North America, Asia, Europe, Latin America, Russia and the Middle East.

The J.M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of branded food products worldwide. The company's products include fruit spreads, baking mixes, dessert toppings, condiments and peanut butter.

Janus Henderson Group Plc, headquartered in London, England, is an investment management company. The company globally provides management solutions for a variety of individual, advisor and institutional investments.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

MSC Industrial Direct Co., Inc. (Class A), headquartered in Melville, New York, distributes industrial equipment and supplies to industrial customers throughout the United States. The company distributes a full line of products, including cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies.

NetApp, Inc., headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

Unum Group, headquartered in Chattanooga, Tennessee, is the parent holding company for a group of insurance and non-insurance companies that collectively operate throughout North America and the United Kingdom. The company provides long-term and short-term disability, group, individual and corporate-owned life insurance and pension insurance products.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Wells Fargo & Company, headquartered in San Francisco, California, is a diversified financial services company. The company provides retail, commercial and corporate banking services through banking offices, the Internet and other distribution channels, serving individuals, businesses and institutions throughout the United States and other countries.

WestRock Company, headquartered in Atlanta, Georgia, is a materials company. The company manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.

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Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Cummins Inc., headquartered in Columbus, Indiana, is an engine manufacturer. The company designs, manufactures and services diesel and natural gas engines and engine-related products.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

General Mills, Inc., headquartered in Minneapolis, Minnesota, produces a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products. The company manufactures and markets its products internationally.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Mondelez International, Inc., headquartered in Deerfield, Illinois, together with its subsidiaries, manufactures and markets packaged food products worldwide. The company was formerly known as Kraft Foods Inc. and changed its name to Mondelez International, Inc. in October 2012.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

The PNC Financial Services Group, Inc., headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company. The company is engaged in retail, corporate and institutional banking, asset management, and residential mortgage banking. The company's products and services are available primarily in the United States, with certain products available internationally.

Royal Dutch Shell Plc (Class B) (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sonoco Products Company, headquartered in Hartsville, South Carolina, manufactures high-value tubes, cores, and cones, and provides packaging materials and services used by a variety of industries in their winding and converting processes.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, is a financial services holding company providing a range of financial services throughout the United States. The company serves individuals, institutions, corporations, government entities, estates and other financial institutions.

Unilever Plc (ADR), headquartered in London, England, is engaged in the business of supplying fast-moving consumer goods internationally. The company provides branded products in four segments: foods, personal care, refreshments and home care.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Wells Fargo & Company, headquartered in San Francisco, California, is a diversified financial services company. The company provides retail, commercial and corporate banking services through banking offices, the Internet and other distribution channels, serving individuals, businesses and institutions throughout the United States and other countries.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                                  UNDERTAKING

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits

                                      S-1


                                   SIGNATURES

      The Registrant, FT 8481, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 8481, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 16, 2020.

                                    FT 8481

                                    By    FIRST TRUST PORTFOLIOS L.P.
                                          Depositor


                                    By    Elizabeth H. Bull
                                          Senior Vice President

                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

 Name              Title*                                Date
 ----              -----                                 ----
 James A. Bowen    Director of The Charger               ) January 16, 2020
                   Corporation, the General Partner of   )
                   First Trust Portfolios L.P.           )
                                                         ) Elizabeth H. Bull
                                                         ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.

                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 1 to Registration Statement No. 333-235470 on Form S-6 of our report dated January 16, 2020, relating to the financial statement of FT 8481, comprising Target Dvd. Triple Play 1Q '20 - Term 4/9/21 (Target Dividend Triple Play Portfolio, 1st Quarter 2020 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
January 16, 2020

                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 8481 and certain subsequent Series, effective January 16, 2020 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-6



3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-7